

March 19, 2012

<u>Via Facsimile</u>
Mr. Timothy L. Main
President and Chief Executive Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716

> **Re:** **Jabil Circuit, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2011**
> **Filed October 27, 2011**
> **File No. 001-14063**

Dear Mr. Main:

We have reviewed your letter dated January 27, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 13, 2012.

Form 10-K for the Fiscal Year Ended August 31, 2011

Note 11. Concentration of Risk and Segment Data, page 88

1.   We note your response to prior comment 5 indicates that business unit financial information exits and is used to ensure that daily business operations are executed effectively and efficiently. However, this business unit financial information is not used by the CODM in making overall resource allocation and performance decisions. Please address the following:

- Tell us whether the CODM reviews the business unit financial information.
- To the extent that the CODM does review the business unit financial information, it would seem that the effectiveness and efficiency of daily business operations

would impact overall resource allocation and performance decisions. Please advise.

- To the extent that the CODM does not review the business unit financial information, tell us who reviews this information and how resources are allocated within each business group to the various business units.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant